Exhibit 99.1

Democratizing Data - Driven Medicine Dr. Jurgi CAMBLONG Chief Executive Officer & Co - Founder June 6, 2023

Cautionary Notices This presentation contains statements that constitute forward - looking statements . All statements other than statements of historical facts contained in this presentation, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations, are forward - looking statements . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward - looking statements due to various factors, including those described in our filings with the U . S . Securities and Exchange Commission . No assurance can be given that such future results will be achieved . Such forward - looking statements contained in this document speak only as of the date of this presentation . We expressly disclaim any obligation or undertaking to update these forward - looking statements contained in this presentation to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law . No representations or warranties (expressed or implied) are made about the accuracy of any such forward - looking statements . No offer to sell or buy This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful . Other material information This presentation does not contain all material information about SOPHiA GENETICS SA and its subsidiaries . No representations or warranties (expressed or implied) are made regarding the completeness of the information contained in this presentation . Refer to our Securities and Exchange Commission filings for additional information about us . Market and industry data This presentation contains industry, market and competitive position data that are based on general and industry publications, surveys and studies conducted by third parties, some of which may not be publicly available, and our own internal estimates and research . Our estimates of addressable market (or similar concepts) are primarily based on epidemiological data, including incidence and prevalence estimates of addressable populations, as well as a range of price assumptions for our products taking into account differences in panel sizes, which may change over time . Third - party publications, surveys and studies generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information . While we are not aware of any misstatements regarding the industry, market and competitive position data presented herein, these data involve a number of assumptions and limitations and contain projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty . Research use only SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures, unless specified otherwise . The information included in this presentation is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use . Please contact support@sophiagenetics . com to obtain the appropriate product information for your country of residence . 2

Snapshot of SOPHiA Genetics The information on this slide is as of 05/30/2023. 3 © SOPHiA GENETICS 2023

The Emergence of the Cloud and AI have transformed countless of industries Financial Services Human Resources IT Security Supply Chain Re ta il BUT, Healthcare is lagging 4 © SOPHiA GENETICS 2023

Healthcare Data is Complex, Siloed and Diverse 5 © SOPHiA GENETICS 2023

Creating Network Effects in Healthcare is Difficult given non - standardized methods and sensitive data 6 © SOPHiA GENETICS 2023

Cancer >25 Million New Cancer Cases per Year 1 7 1. by 2040, 2 . https:// www.rarediseasesinternational.org/ Rare Diseases ~5% of the global population suffers from a Rare Disease 2 Significantly Important for Key Diseases driven by genomic alterations

New Data Modalities Bring Objectivity into human biology and diseases 8 © SOPHiA GENETICS 2023

Applying AI to Genomic Data HRD example for PARP inhibitors 9 © SOPHiA GENETICS 2023

Applying AI to Multimodal Data NSCLC example for Immunotherapy 10 © SOPHiA GENETICS 2023

Our Ability to Deliver Healthcare Solutions Built on collective intelligence from our global network Discovery Apply benefits of proprietary AI/ ML to late - stage discovery phases 11 Development Comprehensive suite of applications backed by AI - based algorithms to aid in harmonization and reporting Deployment Expand access to genomic applications (both internal or 3 rd party) by leveraging our global network

Transforming Healthcare through Key Strategic Collaborations » Generate robust insights » Break data silos » Create a collective intelligence » Accelerate adoption of precision medicine 12

SOPHiA GENETICS™

Growing with our Customer's Volume

via a consumption based SaaS model

University Hospitals

Comprehensive Cancer Centers

Specialty Labs

Central Labs

In-House Sequencing

Upload Data

Proprietary Algorithms and patented technologies[1]

MOKA™ GINGER™ PEPPER™

MUSKAT™ CUMIN™ MUSTARD™

Consumption based model



Interpret Data

Targeted Clinical Outcomes

Clinical Reporting

13

© SOPHiA GENETICS 2023

FN 1: Patents pending.

A Look into a Customer’s Expansion Journey as volume and the number of applications increase 14 © SOPHiA GENETICS 2023

Importantly, Customer Growth Accelerates as they get Larger Note: Based on recurring platform customers. FN 1: Represents CAGR of total tier revenue of customers with $100K+ in revenue and CAGR of total tier revenue of customers with $0 - $100K in revenue. 15 © SOPHiA GENETICS 2023

750+ Total customers (1) 430+ Core Genomics customers (1) 1.3 million+ Genomic Profiles Analyzed (5) ~77,000+ Genomic profiles analyzed in 1Q 2023 (1) 30% - 35% 2023 constant currency ex COVID revenue growth guidance as of May 9, 2023 (2,4) 37% 1Q2023 constant currency ex COVID revenue growth (3) 69% | 73% Q1 2023 IFRS gross profit margin | adjusted gross profit margin (3) ~$162M Cash, cash equivalents, & term deposits (1) FN 1: Represents statistic as of 03/31/2023. FN 2: The Company is unable to provide a reconciliation of forward - looking constant currency revenue growth excluding COVID - 19 - related revenue to Revenue, the most comparable IFRS financial measure, due to the inherent difficulty in forecasting and quantifying the impact of foreign currency translation. FN 3: Please refer to appendix for non - IFRS reconciliation. FN 4: Represents financial outlook as of May 9, 2023. This presentation does not represent an update or affirmation of previously disclosed guidance. FN 5: Represents statistic as of 05/30/2023. Key Financial Metrics 16

Thank You

Amounts in USD thousands (unaudited) Three months ended March 31, 2023 Revenue $13,966 Cost of revenue ( 4 , 272 ) Gross profit $9,694 Amortization of capitalized research and development expenses (1) 432 Adjusted gross profit $10,126 Gross profit margin 69% Amortization of capitalized research and development expenses (1) 4% Adjusted gross profit margin 73% © SOPHiA GENETICS 2023 18 Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin for the Three Months Ended March 31, 2023

© SOPHiA GENETICS 2023 Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth and Constant Currency Revenue Growth Excluding COVID - 19 - Related Revenue 19 Source: SOPH FY 2022 6 - K: https:// www.sec.gov/Archives/edgar/data/1840706/000184070623000008/sophiageneticssaq42022.htm SOPH Q1 2023 6 - K: https:// www.sec.gov/Archives/edgar/data/1840706/000184070623000014/q12023sophiageneticssa6 - k.htm

© SOPHiA GENETICS 2023 20 Notes to the Reconciliation of IFRS to Adjusted Financials (1) Amortization of capitalized research and development expenses consists of software development costs amortized using the straight - line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.

© SOPHiA GENETICS 2023 Consistent Growth in Analysis Volume accelerated momentum of analysis volume conducted on our platform going into 2023 21 COVID - 19 Analyses Total Analyses 2017 2018 2019 2020 Core Genomics Analyses (1) 2021 2022 2023 6k 11k 10k 8k 5k 6k 5k 3k 2k 17k 19k 19k 26k 27k 29 k 29k 34k 36k 41k 44k 45k 46k 31k 41k 45k 0k 54k 63k 66 k 66k 66k 62 k 62k 71k 78k Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 So u r ce: Note: SOPH Q1 2023 6 - K https:// www.sec.gov/Archives/edgar/data/1840706/000184070623000014/q12023sophiageneticssa6 - k.htm Includes analysis volume from all Core Genomics Customers using dry lab, bundle access, and integrated access models